# Form C

## Cover Page

Name of issuer:

Living Maka PBC

Legal status of issuer:

> Form:   Other
>
> Other (specify):   Public Benefit Corporation
>
> Jurisdiction of Incorporation/Organization:   DE
>
> Date of organization:   5/19/2020

Physical address of issuer:

3100 Clarendon Boulevard
STE 200
Arlington VA 22201

Website of issuer:

https://livingmaka.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Convertible Note

Target number of securities to be offered:

50,000

Price:

$1.000000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

If yes, disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2026

**NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.**

Current number of employees:

2

|  | Most recent fiscal year-end: | Prior fiscal year-end: |
|---|---|---|
| Total Assets: | $272,376.00 | $361,515.00 |
| Cash & Cash Equivalents: | $46,404.00 | $53,544.00 |
| Accounts Receivable: | $150,814.00 | $222,236.00 |
| Current Liabilities: | $346,057.00 | $155,265.00 |
| Non-Current Liabilities: | $1,330,000.00 | $1,115,000.00 |
| Revenues/Sales: | $204,502.00 | $472,664.00 |
| Cost of Goods Sold: | $151,841.00 | $366,696.00 |

| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | ($494,931.00) | ($510,068.00) |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

---

# Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

**THE COMPANY**

1. Name of issuer:

Living Maka PBC

**COMPANY ELIGIBILITY**

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately

Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

**INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

## DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

| Director | Principal Occupation | Main Employer | Year Joined as Director |
|---|---|---|---|
| Brian Hill | CEO | Living Maka PBC | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

## OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

| Officer | Positions Held | Year Joined |
|---|---|---|
| Brian Hill | CEO | 2020 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

*INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.*

## PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

| Name of Holder | No. and Class of Securities Now Held | % of Voting Power Prior to Offering |
|---|---|---|
| Brian Hill | 4000000.0 Class F Common Shares | 94.7 |

*INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.*

*To calculate total voting power, include all securities for which the person*

*directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.*

## BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

*INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.*

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

## RISK FACTORS

**A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.**

**In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.**

**The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.**

**These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.**

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> The Company is an early-stage company originally incorporated as a Virginia Limited Liability Company on May 19, 2020 before re-incorporating as a Delaware Public Benefit Corporation on February 24, 2022. Accordingly, the

corporation on February 24, 2022. Accordingly, the Company's operations are subject to all the risks inherent in the establishment of an early-stage business enterprise, including potential operating losses. Any investment in the Company must be considered in light of the risks, expenses and difficulties frequently encountered by companies in an early stage of development in rapidly evolving markets. These risks include the Company's substantial dependence on acceptance into a highly competitive marketplace surrounded by better funded and more established companies, our need to conduct product development, and our need to expand our sales and support organizations, respond to competition, manage changing operations, develop strategic relationships, control costs and expenses, maintain and enhance our brand, expand our product offerings, improve function and benefits, attract, integrate, retain and motivate qualified personnel, and rely upon acceptance and growth in our targeted markets.
In addition to being subject to all of the risks associated with being an early-stage business, the Company may be subject to outside factors such as general economic conditions, increasing government regulatory activity, scarcity of resources, and competition. The Company believes that the estimates prepared by them as to capital, personnel, and other expenses required for their operations are reasonable, but until their operations have continued for a significant period of time, it will be impossible to determine the accuracy of such estimates. No assurance can be given as to the ultimate success of the Company. The likelihood of the success of the Company must be considered in light of the problems, expenses, difficulties, complications and delays frequently encountered in connection with the operation of an early-stage business.

There is no market for the Company's securities, and Investors will likely be unable to sell or transfer Company's securities and should be prepared to bear the risk of this investment and lack of liquidity of the Company's securities for an indefinite period. There is not and will not be a public market for the Company's securities. In addition, the Operating Agreement requires compliance with a right of first refusal process before Company's securities may be sold. The Company's securities may not be resold except in compliance with the registration requirements of the Securities Act of 1933, as amended, or an exemption therefrom. As a result, it may be difficult to dispose of the Company's securities at all or at an acceptable price, and an Investor should be prepared to bear the risk of this investment for an indefinite period of time.

The Company is a public benefit corporation with a mission driven business that is focused on providing products that are organic and environmentally friendly. Additionally, the Company is committed to donating 1% of its gross proceeds to non-profits with clean water initiatives. As a result, the Company considers all stakeholders and may make decisions based on considerations other than strictly maximizing shareholder profit. These decisions may reduce the amount of revenue available to the Company to operate and grow, re-invest, and ultimately return to investors, which may further increase the riskiness of the investment and potential loss of any investment.

The organic, natural food industry is highly competitive. The Company faces competition from countless other beverage products. Our short-term outlook requires successfully competing in national, regional, and local retailers of organic, natural, gourmet and other specialty foods that focus on health-conscious consumers. There is no guarantee the

health-conscious consumers. There is no guarantee the Company will secure placement in natural food stores. Additionally, the Company's long-term success requires placement in conventional retail grocery stores, club stores, and big box stores, all of which have customers that are less inclined to seek out organic, natural products.

We can provide no assurance that our current or potential competitors will not provide products or services comparable or superior to those provided by us or adapt more quickly than we do to evolving industry or market trends. Increased competition may result in price reductions, reduced gross margins and loss of market share, any of which would materially and adversely affect our business, prospects, financial condition, and/or results of operations. We cannot assure investors that we will be able to compete effectively against current and future competitors.

In order to respond to market changes, the Company's management may from time to time make changes to the business and/or product offerings of the Company. There are certain risks associated with such changes. As a strategic response to changes in the competitive environment, the Company may from time to time make certain pricing, marketing decisions, product line alternations or partnership modifications that could have a material adverse effect on the Company's business, results of operations and financial condition.

The Company might not sell enough securities in this offering to meet its operating needs, in which case the Company might need to reduce sales & marketing, limit in-store promotional support, or end other critical services, any of which would impair the Company's ability to meet its goals.

The Company will need to obtain further additional capital beyond the current fundraise. The Company does not know if additional financing will be available when needed, or whether the additional funding can be obtained on favorable terms. The Company may raise any necessary funds through public or private equity offerings, debt financings or additional corporate collaboration and licensing arrangements. To the extent the Company raises additional capital by issuing equity securities, the Company's members may experience dilution. If the Company raises funds through debt financings, they may become subject to restrictive covenants. To the extent that the Company raises additional funds through collaboration and product licensing arrangements, the Company may be required to relinquish some rights to the Company's proprietary information or product trade secrets and protected intellectual property, or grant licenses on terms that are not favorable to the Company. If adequate funds are not available, the Company may be required to delay, scale-back or eliminate certain activities or even to cease operating

Brian Hill, Founder, Director, President, Chief Executive Officer, Treasurer and Secretary of the Company, has substantial control over the Company. Brian owns 4,000,000 shares of common stock, which represents 86.53% of fully diluted outstanding shares. Brian is currently the Company's sole member of its Board of Directors, and therefore has significant control over the management of the Company and the direction of its policy and affairs. This concentrated control in the Company will limit Investors' ability to influence Company matters.

The Company's future success depends on the continued services and performances of key management, consultants and advisors. The Company currently carries key person life insurance on Brian Hill. The Company's future success may further depend on the Company's ability to attract and retain additional key personnel and third party contractual relationships. If the Company is unable to attract and retain key personnel and third party contractors, this could adversely affect the Company's business, financial condition, and operating results.

The Company relies on third-party co-manufacturing for the production and distribution of its beverages. The Company currently relies on, and is contractually exclusive to, a single co-manufacturer. If the Company is unable to maintain its relationship with this co-manufacturer, the business could be significantly harmed. Furthermore, if this co-manufacturer were to experience any problems in its business, particularly in connection with its ability to manufacture or ship products, the Company's ability to produce and sell beverages could be significantly harmed. A recent production run that resulted in the destruction of a materially significant amount of final product, which led to long-term out-of-stocks with key natural retailers, highlights the risks of relying on a singular co-manufacturing facility. If a problem were to arise with this co-manufacturer, the company may not be able to find a suitable replacement in time or at all.

The Company's intellectual property rights, including registered trademarks, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps the Company has taken to maintain and protect its intellectual property may not prevent the IP from being challenged, invalidated, circumvented, or designed around. In some circumstances, enforcement may not be available to the Company because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property, or detect or prevent circumvention or unauthorized use of such property, could adversely impact the Company's competitive position and results of operations. The Company relies on nondisclosure and/or non-competition agreements with vendors, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect the Company's trade secrets and other proprietary rights and will not be breached, that the Company will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to the Company's trade secrets or other proprietary rights. As the Company expands its business, protecting intellectual property will become increasingly important. The protective steps the Company has taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our intellectual property rights, the Company may be required to initiate litigation against third parties, such as infringement lawsuits. Such lawsuits could be expensive, take significant time, could divert management's attention from other business concerns, and may not come to a successful conclusion.

Although the Company's recipes are closely held and guarded secrets, industrial espionage is a relevant risk, such as from illegal acts of potential competitors who might seek to gain access to the recipes, reverse engineer the ingredients or production methods, or bribe individuals in the supply chain to provide information, trade secrets, or intellectual property to the detriment of the Company.

The Company has limited control over suppliers, contract manufacturers, and logistics providers, including aspects of their specific manufacturing processes and their labor, environmental, or other practices, which subjects the Company to significant unmitigable risks. The Company's products are sold to retailers through a limited number of distribution partners. If the Company experiences the loss of one or both distributors, the Company may not be able to replace the distributor(s) in a timely manner, if at all. At this time, the Company does not intend to develop its own manufacturing facility, vertically integrate its supply chain, or operate as its own distribution company.

The Company is already and may be subject to further future governmental regulations. Aspects of the Company's business and products may be subject to state, local and Federal environmental laws and regulations, including those relating to the handling and storage of hazardous materials. The nature and scope of future legislation, regulations and programs cannot be predicted. While the Company contends that it and its products will follow all applicable governmental regulations, there still may be risks that such laws and regulations may change with respect to present or future operations. Such additional costs would increase the cost of investments and operations and decrease the demand for products and services. The Company will be ultimately responsible for compliance with such regulations and for obtaining and maintaining all required permits and licenses. Such compliance may be time consuming and costly, and such expenses may materially affect the Company's future ability to break even or generate profits.

If the Company's products become subject to new government regulation, the Company's ability to profitably manufacture and market its energy beverages may be severely impaired. Energy drinks are continuously scrutinized for possible serious health effects, including heart rhythm problems, increased blood pressure, and—in rare cases—cardiac arrest. The Company therefore faces a risk that new regulations addressing the permissible caffeine content may be proposed or promulgated by the FDA or other entities. The Company may be unable to comply with any such new regulations on a cost-effective basis, or may be unable to produce a desirable consumer product within the limitations imposed by any such new regulation.

Any defects in the products the Company manufactures, whether caused by a design, manufacturing, or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, the Company will incur additional costs and if in large quantity or too frequent, the Company may require a complete recall, potentially causing a sustained loss of business, loss of reputation and/or significant liability.

An increase in the cost of raw materials or energy could affect the Company's profitability. Commodity and other price changes may result in unexpected increases in the cost of raw materials, metal cans, corrugated cardboard, and other packaging materials used by the Company. The Company may also be adversely affected by shortages of raw materials or packaging materials. In addition, energy cost increases could result in higher transportation, freight, and other operating costs. The Company may not be able to increase its prices to offset these increased costs without suffering reduced volume, sales and operating profit, and this could have an adverse effect on your investment.

The Company's use of perceptibly niche ingredients, such as wheatgrass, yerba mate, and guayusa teas, may require the Company to devote more than anticipated resources to marketing efforts, including advertising, in-store promotions, digital couponing, and other awareness activities, to build public awareness of the brand. Even with an enhanced marketing effort, there is no guarantee the Company will successfully increase the awareness or purchasing habits necessary to achieve sales projections. The addressable market of energized wheatgrass beverage consumers may not provide a large enough customer pool to create and support a profitable long-term business.

The Company may provide certain projected results of operations to prospective investors in connection with this offering. Projections are hypothetical and based upon present factors thought by management and key employees to influence the Company's operations. Projections do not, and cannot, consider such factors as market fluctuations, unforeseeable events such as natural disasters, the terms and conditions of any future financing, and other possible occurrences that are beyond the Company's ability to control or predict. While management believes that the projections reflect the possible outcome of the Company's operation and performance, results depicted in the projections cannot be guaranteed.

The Company's gross margins may be impacted by several factors, such as the overall mix of selling channels, cost fluctuations of ingredients, co-manufacturing tolling rates, transportation expenses, and damaged or destroyed final product & ingredients. Forecasting such expenses at this early stage is challenging due to the Company's short operating history and the rapidly evolving nature of the energized beverage industry.

The Company intends to retain any and all future earnings and does not expect to make any distributions in the foreseeable future. The securities provide for no repayment of principal or interest amounts as the Company intends to convert all convertible notes upon the next equity financing event.

The Company operates in competitive markets and future success will be largely dependent on the Company's ability to provide quality products and services at competitive prices. The organic and natural products market is intensely competitive and sensitive to national and regional economic conditions. Demand for the products that the Company distributes may be adversely affected by consumer spending, which may be adversely impacted by economic conditions such as consumer confidence in future economic and business conditions, interest and tax rates, employment levels, salary and wage levels and weather patterns affecting food production. Although purchasing food is a necessity, a decrease in consumer spending in the organic, energized beverage space could cause Company sales to decrease, which could have a material adverse effect on the Company's financial condition and results of operations.

Competitors have well-known & developed trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that the Company's products will continue to be

well received by the consuming public and relevant markets.

Unfavorable media related to the Company's industry, the Company, brands, marketing, personnel, operations, business performance, or prospects could negatively affect the Company's corporate reputation, ability to attract high quality talent, and/or the performance of the business, regardless of its accuracy or inaccuracy. Adverse publicity or negative commentary on social media outlets could cause consumers to avoid the Company's brand and/or choose brands offered by Company competitors, which could negatively affect the financial results.

The Company's management, subject to the supervisory powers of the Board of Directors, has absolute discretion to spend the proceeds of this offering for any general corporate purpose. The Company's management is committed to the long-term growth of the business, yet cannot guarantee that the proceeds will yield any return in the short or immediate term, if at all.

Purchasers will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C-AR and no additional information. This lack of information could put Purchasers at a disadvantage in general and with respect to other security holders.

In 2024, the Company experienced significant operational setbacks that materially impacted its growth trajectory. A combination of supply chain breakdowns and fulfillment issues due to reliance on third-party suppliers, co-manufacturers, and distribution partners resulted in prolonged out-of-stock periods, the loss of key retail accounts, and halted momentum at a critical stage. While the Company has taken steps to rebuild infrastructure, reposition the brand, and re-enter the market, the business is still recovering from these disruptions. The Company is not yet in the clear, and there remains inherent risk in executing a successful return to scale. Future growth depends on the Company's ability to rebuild distribution, regain shelf space, and reestablish customer loyalty.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser

Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THE FORM C AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

*INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.*

# The Offering

## USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 92.1% working capital, 7.9% Wefunder intermediary fee

---

If we raise: **$124,000**

Use of Proceeds: 54.1% inventory production & selling activities, 38% working capital, 7.9% Wefunder intermediary fee

*INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.*

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

**NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.**

**The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).**

**If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.**

**If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.**

**An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

**If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.**

**If the Investor cancels his or her investment commitment**

during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

<u>The Company's right to cancel.</u> The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

# Ownership and Capital Structure

**THE OFFERING**

13. Describe the terms of the securities being offered.

Convertible note with $5,000,000.00 valuation cap; 20.000% discount; 8.0% interest.
See exact security attached as Appendix B, Investor Contracts.

**Type of Security:** Convertible Promissory Notes ("Notes").

**Amount to be Offered:** The goal of the raise is $124,000.00

**Valuation Cap:** $5,000,000.00

**Discount Rate:** 80%

**Maturity Date:** 36 months from the Effective Date.

**Interest Rate:** 8.0%. Interest shall commence with the date of the convertible note and shall continue on the outstanding principal amount until paid in full or converted. Interest shall be computed on the basis of a year of 365 days for the actual number of days elapsed. All unpaid interest and principal shall be due and payable upon request of the Majority Holders on or after the Maturity Date.

**Early-Bird & VIP Investors:** Investors investing in the first $100,000.00, will receive a valuation cap of $4,500,000.00 and a discount rate of 80.000%. Wefunder VIP investors will be entitled to these terms for the entire duration of the offering, even if the threshold limit noted above is met.

**Conversion and Repayment**

**(a) Conversion Upon Qualified Financing**

In the event that the Company issues and sells shares of its equity securities ("Equity Securities") to investors (the "Investors") while this Note remains outstanding in an equity financing with total proceeds to the Company of not less than $750,000 (excluding the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)) (a "Qualified Financing"), then the outstanding principal amount of this Note and any unpaid accrued interest shall automatically convert in whole without any further action by the Holder into Equity Securities sold in the Qualified Financing at a conversion price equal to the lesser of (i) the price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.8, and (ii) the quotient resulting from dividing $5,000,000 by the number of outstanding shares of common stock of the Company immediately prior to the Qualified Financing (assuming conversion of all securities convertible into common stock and exercise of all outstanding options and warrants, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or other convertible securities issued for capital raising purposes (e.g., Simple Agreements for Future Equity)). The issuance of Equity Securities pursuant to the conversion of this Note shall be upon and subject to the same terms and conditions applicable to Equity Securities sold in the Qualified Financing. Notwithstanding this paragraph, if the conversion price of the Notes as determined pursuant to this paragraph (the "Conversion Price") is less than the price per share at which Equity Securities are issued in the Qualified Financing, the Company may, solely at its option, elect to convert this Note into shares of a newly created series of preferred stock having the identical rights, privileges, preferences and restrictions as Equity Securities issued in the Qualified Financing, and otherwise on the same terms and conditions, other than with respect to (if applicable): (i) the per share liquidation preference and the conversion price for purposes of price-based anti-dilution protection, which will equal the Conversion Price; and (ii) the per share dividend, which will be the same percentage of the Conversion Price as applied to determine the per share dividends of the Investors in the Qualified Financing relative to the purchase price paid by the Investors.

**(b) Corporate Transaction**

If the Company consummates a Corporate Transaction (as defined below) prior to the conversion of this Note pursuant to 2.a or the repayment of such Note, at the closing of such Corporate Transaction the holder of this Note may elect that the elected amount of principal and any unpaid accrued interest of such Note will convert into that number of shares of Class A Common Stock (as defined below) equal to the quotient (rounded down to the nearest whole share) obtained by dividing (x) the outstanding principal balance of such Note to be converted by (y) the applicable Conversion Price. For purposes of this Note, the following terms have the following meanings:

"Corporate Transaction" means (i) the closing of the sale, transfer or other disposition, in a single transaction or series of related transactions, of all or substantially all of the Company's assets; (ii) the consummation of a merger or consolidation of the Company with or into another entity consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold a majority of the outstanding voting securities of the capital stock of the Company or the surviving or acquiring entity immediately following the consummation of such transaction); or (iii) the closing of the transfer (whether by merger, consolidation or otherwise), in a single transaction or series of related transactions, to a "person" or "group" (within the meaning of Section 13(d) and Section 14(d) of the Exchange Act) of the Company's capital stock, if, after such closing, such person or group would become the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the outstanding voting securities of the Company (or the surviving or acquiring

entity); provided that a Corporate Transaction shall not include any transaction or series of transactions principally for bona fide equity financing purposes in which cash is received by the Company or any successor, indebtedness of the Company is cancelled or converted or a combination thereof.

"Class A Common Stock" means the Company's Class A common stock, par value $0.0001 per share.

"Class F Common Stock" means the Company's Class F common stock, par value $0.0001 per share.

"Common Stock" means, collectively, the Company's Class A and Class F Common Stock.

The Company shall give the Holder notice of a Corporate Transaction not less than 10 days prior to the anticipated date of consummation of the Corporate Transaction. Any repayment pursuant to this paragraph in connection with a Corporate
Transaction shall be subject to any required tax withholdings, and may be made by the Company (or any party to such Corporate Transaction or its agent) following the Corporate Transaction in connection with payment procedures established in connection with such Corporate Transaction.

**(c) Procedure for Conversion**

In connection with any conversion of this Note into capital stock, the Holder shall surrender this Note to the Company and deliver to the Company any documentation reasonably required by the Company (including, in the case of a Qualified Financing, all financing documents executed by the Investors in connection with such Qualified Financing). The Company shall not be required to issue or deliver the capital stock into which this Note may convert until the Holder has surrendered this Note to the Company and delivered to the Company any such documentation. Upon the conversion of this Note into capital stock pursuant to the terms hereof, in lieu of any fractional shares to which the Holder would otherwise be entitled, the Company shall pay the Holder cash equal to such fraction multiplied by the price at which this Note converts.

**(d) Interest Accrual.**

If a Change of Control or Qualified Financing is consummated, all interest on this Note shall be deemed to have stopped accruing as of a date selected by the Company that is up to 10 days prior to the signing of the definitive agreement for the Change of Control or Qualified Financing.

**Senior Indebtedness**

The indebtedness evidenced by this Note is subordinated in right of payment to the prior payment in full of any Senior Indebtedness in existence on the date of this Note or hereafter incurred. "Senior Indebtedness" shall mean, unless expressly subordinated to or made on a parity with the amounts due under this Note, all amounts due in connection with (i) indebtedness of the Company to banks or other lending institutions regularly engaged in the business of lending money (excluding venture capital, investment banking or similar institutions and their affiliates, which sometimes engage in lending activities but which are primarily engaged in investments in equity securities), and (ii) any such indebtedness or any debentures, notes or other evidence of indebtedness issued in exchange for such Senior Indebtedness, or any indebtedness arising from the satisfaction of such Senior Indebtedness by a guarantor.

**VIP Bonus**

MAKA will offer a discount to the normal terms listed in this Form C for all investments that are committed by investors who are part of Wefunder, Inc's VIP program. This means eligible Wefunder investors will receive a discount for any securities they purchased in this offering. For more specific details on the company's discount, please review the description of the terms above.

The discount is only valid until the offering closes. Investors eligible for the bonus will also receive priority if they are on a waitlist to invest and the company exceeds its maximum funding goal. They will be given the first opportunity to invest if space in the offering becomes available due to the cancellation or failure of previous investments.

**Securities Issued by the SPV**

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

### Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

### Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

### Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any term of this Note may be amended or waived with the written consent of the Company and the Holder. In addition, any term of this Note may be amended or waived with the written consent of the Company and the Majority Holders. Upon the effectuation of such waiver or amendment with the consent of the Majority Holders in conformance with this paragraph, such amendment or waiver shall be effective as to, and binding against the holders of, all of the Notes, and the

Company shall promptly give written notice thereof to the Holder if the Holder has not previously consented to such amendment or waiver in writing; provided that the failure to give such notice shall not affect the validity of such amendment or waiver.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

**RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:**

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

**DESCRIPTION OF ISSUER'S SECURITIES**

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

| Class of Security | Securities (or Amount) Authorized | Securities (or Amount) Outstanding | Voting Rights |
|---|---|---|---|
| Class A Common | 15,000,000 | 444,430 | Yes |
| Class F Common | 5,000,000 | 4,177,990 | Yes |

| Class of Security | Securities Reserved for Issuance upon Exercise or Conversion | |
|---|---|---|
| Warrants: | | |
| Options: | Total Pool: 1,304,650 | Issued: 922,915 |

Describe any other rights:

Class F shares have 10 votes per share. Class A shares have 1 vote per share.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

**The shareholders** have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of shares. As discussed in Question 13, when we engage in an offering of equity involving Stock, Investors may receive a number of shares of Preferred Stock calculated as either the conversion price equal to the lesser of (i) 80% of the price paid per share for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $5,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding shares of the Company's stock as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the shares of equity securities of the Company issuable upon the conversion of the Notes or any other debt). Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Stock that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Stock are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the

- market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the

Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

***Loan***

| | |
|---|---|
| **Lender** | Jeff Maher |
| **Issue date** | 04/01/24 |
| **Amount** | $75,000.00 |
| **Outstanding principal plus interest** | $75,000.00 as of 05/14/25 |
| **Interest rate** | 10.5% per annum |
| **Maturity date** | 10/01/25 |
| **Current with payments** | Yes |

*Loan*

***Loan***

| | |
|---|---|
| **Lender** | OnDeck |
| **Issue date** | 06/14/24 |
| **Amount** | $100,000.00 |
| **Outstanding principal plus interest** | $95,684.00 as of 06/16/25 |
| **Current with payments** | Yes |

*Line of Credit*

***Convertible Note***

| | |
|---|---|
| **Issue date** | 10/11/20 |
| **Amount** | $90,000.00 |
| **Interest rate** | 5.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $1,250,000.00 |
| **Maturity date** | 08/19/25 |

***Convertible Note***

| | |
|---|---|
| **Issue date** | 12/14/21 |
| **Amount** | $445,000.00 |
| **Interest rate** | 5.0% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 06/26/26 |

*Uncapped*

***Convertible Note***

| | |
|---|---|
| **Issue date** | 08/31/23 |
| **Amount** | $500,000.00 |
| **Interest rate** | 10.25% per annum |
| **Discount rate** | 20.0% |
| **Uncapped Note** | Yes |
| **Maturity date** | 01/06/26 |

*uncapped*

***Convertible Note***

| Issue date | 10/31/24 |
|---|---|
| **Amount** | $165,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $4,500,000.00 |
| **Maturity date** | 07/04/26 |

### Convertible Note

| Issue date | 11/14/24 |
|---|---|
| **Amount** | $50,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $4,500,000.00 |
| **Maturity date** | 11/15/26 |

*Note for Tagle*

### Convertible Note

| Issue date | 02/03/25 |
|---|---|
| **Amount** | $25,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $4,500,000.00 |
| **Maturity date** | 02/04/27 |

*Note for James Epstein*

### Convertible Note

| Issue date | 05/26/25 |
|---|---|
| **Amount** | $5,000.00 |
| **Interest rate** | 8.0% per annum |
| **Discount rate** | 20.0% |
| **Valuation cap** | $4,500,000.00 |
| **Maturity date** | 05/27/27 |

*Investment from lead investor Robert Coleman*

*INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.*

25. What other exempt offerings has the issuer conducted within the past three years?

| Offering Date | Exemption | Security Type | Amount Sold | Use of Proceeds |
|---|---|---|---|---|
| 8/2023 | Section 4(a)(2) | Convertible Note | $500,000 | General operations |
| 10/2024 | Section 4(a)(2) | Convertible Note | $165,000 | General operations |
| 11/2024 | Section 4(a)(2) | Convertible Note | $50,000 | General operations |
| 2/2025 | Section 4(a)(2) | Convertible Note | $25,000 | General operations |
| 5/2025 | Section 4(a) | Convertible | $5,000 | General |

| (2) | Note | operations |
|---|---|---|

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

*INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.*

*Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.*

*The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.*

*Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.*

# FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

**Management's Discussion and Analysis of Financial Condition and Results of Operations**

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis,

including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

**Overview**

The Best of a Green Juice and an Energy Drink, in One Award-Winning Brand.

**Milestones**

Living Maka PBC (the "Company") was originally organized as a Virginia LLC on May 19, 2020. On February 24, 2022, the Company converted to a Delaware Public Benefit Corporation.

Since then, we have:

- Won Best New Beverage at Expo West + Most Fundable Company, MAKA is built to stand out and scale

- Over $1M+ in lifetime revenue proves strong consumer demand and the power of a mission-driven brand

- Organic yerba mate + wheatgrass = clean, sustained plant energy with zero crash and zero compromise

- Launching our next phase with standout branding, a new flavor, and a plan to scale omni-channel.

- Revamped supply chain = improved margins, streamlined ops, and the capacity to sustainably scale

- Founded by a triathlete, fueled by a personal mission we blend resilience with purpose-driven growth

- This isn't a startup story it's a brand revival. MAKA is back & built to win shelf space and hearts

**Historical Results of Operations**

- *Revenues & Gross Margin.* For the period ended December 31, 2024, the Company had revenues of $204,502 compared to the year ended December 31, 2023, when the Company had revenues of $472,664. Our gross margin was 25.75% in fiscal year 2024, and 22.42% in 2023.

- *Assets.* As of December 31, 2024, the Company had total assets of $272,376, including $46,404 in cash. As of December 31, 2023, the Company had $361,515 in total assets, including $53,544 in cash.

- *Net Loss.* The Company has had net losses of $494,931 and net losses of $510,068 for the fiscal years ended December 31, 2024 and December 31, 2023, respectively.

- *Liabilities.* The Company's liabilities totaled $1,676,057 for the fiscal year ended December 31, 2024 and $1,270,265 for the fiscal year ended December 31, 2023.

**Liquidity & Capital Resources**

To-date, the company has been financed with $175,000 in debt and $1,280,000 in convertibles.

After the conclusion of this Offering, should we hit our

minimum funding target, our projected runway is 7 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 4 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

**Runway & Short/Mid Term Expenses**

Living Maka PBC cash in hand is $28,791, as of June 2025. Over the last three months, revenues have averaged $10,929/month, cost of goods sold has averaged $4,026/month, and operational expenses have averaged $6,287/month, for an average net margin of $616 per month. Our intent is to be profitable in 25 months.

One of the most significant operational changes since the period covered in our financials has been our shift from a broadline distribution model to a direct store delivery (DSD) model.

Previously, MAKA relied primarily on broadline natural distributors to service retail accounts. While this allowed for wide geographic placement early on, it ultimately led to inefficiencies in in-store execution, inconsistent stock levels, and slower velocity growth due to limited retail support.

Early this year, we made the strategic decision to transition to a DSD model, enabling MAKA to build direct relationships with independent retailers, merchandisers, and regional DSD partners. This shift caused short-term disruption, including a reduction in store count and a pause in distribution, but it was necessary to reset our foundation for long-term growth via DSD.

The new approach has already shown strong results in early markets, with better inventory control, stronger retail engagement, and improved product visibility. This operational change reflects a more disciplined and focused strategy supporting deeper penetration and healthier velocities, allowing us to scale with stronger control and efficiency.

We project revenue of approximately $150K to $400K over the next 3 to 6 months as we relaunch into retail, scale our DSD network, and activate direct-to-consumer marketing.

Expenses are expected to range between $190K and $400K over that same period, primarily allocated to production, inventory, DSD sales support, marketing, and digital advertising.

While we are already revenue-generating, the current Wefunder round is intended to bridge the gap between restart, scaled growth, and a sufficiently priced equity round. Our goal in 2025 is to expand NYC retail penetration, build DTC momentum, and increase repeat customer rates.

This next phase is focused on disciplined, channel-specific growth backed by targeted marketing and more efficient operations. We've rebuilt the foundation, now we're positioned to grow.

MAKA is not currently profitable. Our financial model forecasts breakeven operations in May 2027. To reach that point of sustained profitability, we anticipate raising a total of $3.2 million in capital, inclusive of the current Wefunder round. This capital will be deployed toward scaling production, expanding sales and marketing, increasing retail velocity, and driving efficiencies across our omnichannel operations.

In addition to our Wefunder campaign, we are actively engaged in raising capital from accredited angel investors and existing stakeholders through direct investment. This includes offline investments that complement our community raise and help us build early momentum.

To manage short-term operating needs during the campaign period, we have secured commitments from existing investors. We are operating with a lean and focused expense structure, prioritizing investments that directly drive sales velocity and brand awareness.

Our near-term capital strategy is designed to bridge to the next growth phase while we build traction through our direct-store-delivery (DSD) model, expand retail doors, and grow DTC conversions.

All projections in the above narrative are forward-looking and not guaranteed.

*INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its* *predecessors, if any.*

# FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Brian Hill, certify that:

(1) the financial statements of Living Maka PBC included in this Form are true and complete in all material respects ; and (2) the financial information of Living Maka PBC included in this Form reflects accurately the information reported on the tax return for Living Maka PBC filed for the most recently completed fiscal year.

*Brian Hill*
~~CEO~~

# STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?

☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

        C. engaging in savings association or credit union activities? ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the

information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

**If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.**

*INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.*

*No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.*

# OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV

SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

*INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:*
*(a) a description of the material content of such information;*
*(b) a description of the format in which such disclosure is presented; and*
*(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.*

# ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://livingmaka.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

# APPENDICES

# Signatures

*Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.*

*The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.*

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

SPV Subscription Agreement - Early Bird

Early Bird Maka EB Convertible Note

SPV Subscription Agreement

Maka Convertible Note

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Brian Hill

Appendix E: Supporting Documents

ttw_communications_151480_184512.pdf

*Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.*

Living Maka PBC

By

*Brian Hill*
_____
Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

*Brian Hill*
_____
Founder & CEO
6/24/2025

---

*The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.*

---

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.